Trinity Mirror plc.

12g3-2(b)

08000943

15 February 2008

SEC
Mail Processing
Section

FEB 20 2008

Washington, DC
104

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Laura Jackson
Interim Assistant Company Secretary

encs.

dw 2/28

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

Regulatory Announcement

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	14:32 15-Feb-08
Number	1273O

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): CHANGE TO ISSUED SHARE CAPITAL	**YES**
3. Full name of person(s) subject to notification obligation:	**AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**13/02/208**
6. Date on which issuer notified:	**14/02/2008**
7. Threshold(s) that is/are crossed or reached:	**13%**

8: Notified Details – Non Beneficial

A: Voting rights attached to shares

Class/type of shares if possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction					
	Number of shares	Number of voting rights	Number of shares		Number of voting rights		Percentage of voting rights	
			Direct	Indirect	Direct	Indirect	Direct	Indirect
0903994	40,121,874	40,121,874	4,103,538		4,103,538	36,018,336	1.49%	13.04%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
n/a				

Total (A+B)	
Number of voting rights	Percentage of voting rights
40,121,874	14.52%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) – 200,000 = 0.07239% (Direct)
Sun Life Unit Assurance Ltd A/c X – 325,000 = 0.11763% (Direct)
Sun Life Unit Assurance Ltd A/c X – 105,000 = 0.03800% (Direct)
PPP Healthcare Group plc – 15,474 = 0.0560% (Direct)
Sun Life Pensions Management Ltd A/c – 500,000 = 0.18096% (Direct)
Sun Life Assurance Society plc – 100,000 = 0.03619% (Direct)
AXA Insurance UK – 147,300 = 0.05331% (Direct)
AXA UK Group Pension Scheme – 9,000 = 0.00326% (Direct)
AXA Financial, Inc. – 35,528,669 = 12.85887% (Indirect)
Sun Life International (IOM) Ltd – 300,000 = 0.10858% (Indirect)
AXA France – 2,711 = 0.00098% (Direct)
AXA Financial, Inc * - 477,956 = 0.17299% (Indirect)
Sun Life Unit Assurance Ltd LTAV UK Equity – 71,235 = 0.02578% (Indirect)
Sun Life Unit Assurance Ltd ABL High Alpha – 197,700 = 0.07155% (Direct)
Sun Life Unit Assurance Ltd FTSE All Share Tracker – 49,398 = 0.01788% (Direct)
Sun Life Pensions Management LTAV UK Equity – 344,813 = 0.12480% (Direct)
Sun Life Pensions Management ABL High Alpha – 1,106,900 = 0.40062% (Direct)
Sun Life Pensions Management FTSE All Share Tracker – 253,567 = 0.09177% (Direct)
AXA Winterthur – 76,525 = 0.02770% (Direct)
Axa Sun Life with Profits Passive – 209,554 = 0.07581% (Direct)
Axa Sun Life with Profits Passive – 101,072 = 0.03658% (Direct)

Total Direct = 4,103,538 – 1.48519%
Total Indirect = 36,018,336 – 13.036909%
Total = 40,121,874 – 14.52128%

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14 Contact name:	Terry Marsh
15. Contact telephone number:	020 7003 2637

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